UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

BROADWAY FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.01, Voting

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

May 1, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-l(b)

[X]  Rule 13d-l(c)

[_]  Rule 13d-l(d)

*The  remainder  of this cover  page shall be filled  out for a reporting  person's  initial filing on this form  with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures prov idt:d in a prior .:uvt:r pagt:.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIPNo. 111444-10-5

1. Names of Reporting Persons

The Capital Corps, LLC

2. Check the appropriate box if a member of a Group (see instructions)

(a)  []

(b)  []

3. Sec Use Only

4. Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.Sole Voting Power

1,846,154

6. Shared Voting Power

7. Sole Dispositive Power

1,846,154

8.Shared Dispositive Power

9. Aggregate Amount Beneficially Owned  by Each  Reporting Person

1,846,154

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11.Percent of class represented by amount in row (9)

9.66%

12. Type of Reporting Person (See Instructions)

HC

Item  1.

(a) Name of Issuer: Broadway Financial Corporation

(b) Address oflssuer's Principal Executive Offices:

     5055 Wilshire Boulevard

     Suite #500

     Los Angeles, CA  90036

Item  2.

(a) Name of Person Filing:  The Capital Corps, LLC

(b) Address of Principal Business Office or, if None, Residence:

     16845 Von Karman Avenue

    Suite #200

    Irvine, CA  92606

(c) Citizenship: Wilmington, DE, USA

(d) Title and  Class of Securities: Common Stock, Voting

(e) CUSIP No.:  111444-10-5

Item 3. If this statement is filed pursuant to§§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act; Bank as defined in Section 3(a)(6) of the Act;
(b)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(c)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(d)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(e)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(l)(ii)(F);
(f)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(l)(ii)(G);
(g)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 u.s.c. 1813);
(h)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(i)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(l)(ii)(J);
(j)	[ ]	Group, in accordance with Rule 240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item  4. Ownership

(a) Amount Beneficially Owned:

1,846,154

(b) Percent of Class:

9.66%

(c) Number of shares as to which such  person  has:

(i) Sole power to vote or direct the vote:

1,846,154

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

1,846,154

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,  check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

The shares are owned by Commerce Home Mortgage, LLC, a wholly owned subsidiary of The Capital Corps, LLC. Commerce Home Mortgage, LLC is a California Limited Liability Corporation with its principal business office at 16845 Von Karman Avenue, Suite #500, Los Angeles, CA

90036.

Item 8 Identification and classification of members of the group.

Item 9 Notice of Dissolution of Group.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, a transaction having that purpose or effect.

(THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

..

•

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2020

/s/ Thedora Nickel

Name/Title:  Thedora Nickel, Executive Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.   If the statement  is signed on behalf of a person by his authorized representative  (other than an executive  officer  or general  partner of this filing person), evidence  of the representative's  authority  to sign on behalf of  such  person shall  be filed  with the statement,  provided,  however, that a power  of attorney  for this purpose which is already on file with the Commission may be incorporated  by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18

u.s.c. 1001).